February 29, 2012

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549

Dear Ms. Long:

Please find our responses to the comments received from you in your letter dated January 31, 2012 related to the Registration Statement on Form S-1 (the “Registration Statement”) of GelTech Solutions, Inc. (the “Company”) filed on January 6, 2012.  Our response to each comment follows your comment which has been reproduced for the convenience of the Staff.

General

Comment 1:
We note your disclosure on page 2 that if all of the 4,400,000 shares offered for resale by Lincoln Park were issued and outstanding, such shares would represent 16.2% of the total common stock outstanding. Further, we note that Lincoln Park owns an additional 1,100,498 shares, and warrants that are exercisable for 200,000 shares, which further increases the percentage of shares owned by Lincoln Park. Please provide us with your analysis as to whether Lincoln Park is an affiliate of company as defined in Rule 405 of the Securities Act. Please note that the accommodation to register an equity line transaction as an indirect primary offering does not extend to resales by affiliates of the company. Please advise us accordingly.

RESPONSE:
Lincoln Park Capital (“LPC”) currently owns 625,007 shares, or 2.6% of the outstanding capital stock of the Company, and has a warrant issued in September 2010 for 200,000 shares of the Company’s common stock at a fixed exercise price of $1.25 (the “Warrant”).  LPC does not have the right to acquire any additional shares of common stock from the Company.  Under the Purchase Agreement, only the Company has the right to elect to sell stock to LPC.  LPC only owns 316,667 of the 4,400,000 shares.  LPC does not own or  have the right to acquire any of the 4,083,333 shares included in the Registration Statement now or at any time in the future (including, for example, within the next sixty days).  In accordance with Questions 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections, LPC is irrevocably bound to purchase shares of common stock when and if the Company, in its sole discretion, elects to sell shares to LPC.  LPC has no right to purchase such shares and cannot cause the Company to elect to put shares to LPC.

Since LPC does not have any right to acquire additional shares under the Purchase Agreement, LPC beneficially owns 3.5% of the Company’s outstanding common stock.  Moreover, there is no other relationship between LPC and the Company apart from the Purchase Agreement (and any related contracts) and the Warrant.  No member of LPC has any rights to direct or cause the direction of management and policies of the Company and no member of LPC is an officer or director or a Board member or Board committee member of the Company.

Rule 405 defines an affiliate as a person that controls an issuer.  Therefore, in order to be considered an affiliate under this definition, LPC would need to have the ability to exert control over the Company.  The term “control” is defined under Rule 405 as the power to direct corporate management or policies by virtue of share ownership, contract or otherwise.  LPC has none of the following:

(i)           involvement in management of the Company,
(ii)          authority to direct the actions of the Company,
(iii)         responsibility for day to day operations; or
(iv)         general involvement or knowledge of events occurring within the Company’s operations.

Based on the above analysis and in accordance with Rule 405, the Company respectfully submits that LPC is not an affiliate of the Company.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 29, 2012

Table of Contents

COMMENT 2:
Please remove the second to last sentence in the paragraph under the table of contents. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. See Securities Act Rule 159.

RESPONSE:	In response to the Staff’s comment above, the Company has removed this sentence at page i in Amendment No. 1 to the Registration Statement (the “Amendment”).

Risk Factors, Page 4

Our ability to continue as a going concern is in doubt absent obtaining adequate new debt or equity financing and achieving sufficient sales levels, page 4.

COMMENT 3:
Please revise this risk factor to include a discussion of the likelihood that you will receive or will need the full amount available to you under the Purchase Agreement. Please include similar discussion in “Use of Proceeds” and “The Lincoln Park” transaction. If you are not likely to receive or need the full amount, please explain why you chose the particular dollar amount of the equity line.

RESPONSE:
The Company has revised the above risk factor at page 4 of the Amendment, in "Use of Proceeds" at page 12 of the Amendment and at page 44 in "The Lincoln Park Transaction" in response to the Commission's comment above.

Selling Shareholder, Page 47

COMMENT 4:	Please revise the table to include the shares that you may issue to Lincoln Park under the Purchase Agreement in the shares beneficially owned by Lincoln Park prior to offering.

RESPONSE:
As discussed in our response to Comment 1 above, the relevant beneficial ownership rule (Rule 13d-3 of the Exchange Act) states that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days.  Under the terms of the Purchase Agreement, the Company has the sole right but not the obligation to direct LPC from time to time to buy Purchase Shares.  Since the Company, and not LPC, has the right to put the securities, LPC has no right to acquire beneficial ownership of 4,083,333 of the 4,400,000 shares within sixty days and therefore, LPC does not beneficially own the shares which may be issued under the Purchase Agreement.  Since LPC does not beneficially own these shares, the Company respectfully submits that the shares should not be included as beneficially owned by LPC in the selling shareholder table. Reference is also made to Registration Statements on Form S-1 filed by Athersys, Inc. (Registration No. 333-178418), International Stem Cell Corporation (Registration No. 333-171233) and NuPathe, Inc. (Registration No. 333-175987) in support of the Company’s position.

COMMENT 5:
We note that Lincoln Park owns 4.82% of the total outstanding shares prior to the offering. However, we note that this calculation excludes 200,000 shares issuable upon the exercise of warrants held by the selling shareholder. Please advise whether these warrants are exercisable within 60 days and therefore should be included in the calculation of Lincoln Park’s beneficial ownership. To the extent that such warrants should be included, please revise your disclosure and include Lincoln Park in the table of principal shareholders, as appropriate. See Item 403 of Regulation S-K.

RESPONSE:
The Warrant issued to Lincoln Park contains a 4.99% blocker which prohibits exercise if the conversion would cause LPC to become a 5% shareholder.  If the full amount of the warrant were exercised, it would result in LPC exceeding 4.99%.  The Company has made this change in the Amendment at page 47 to include up to the amount of shares that could be exercised without exceeding the 4.99% blocker.

COMMENT 6:	Please advise us of the date that Lincoln Park acquired the warrants to purchase 200,000 shares and the exercise price of such warrants including whether they are exercisable at a fixed price.

RESPONSE:
The Warrant was issued to LPC in connection with a private placement whereby LPC purchased 200,000 shares of common stock, together with the Warrant, on September 1, 2010.  The Warrant is exercisable at a fixed price of $1.25 per share.

Ms. Pamela Long
U.S. Securities and Exchange Commission
February 29, 2012

Exhibits

General

COMMENT 7:
We note that you are requesting confidential treatment for portions of Exhibit 10.22, but that you did not include this Exhibit with the current registration statement. Please file this Exhibit with the next amendment to your registration statement. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

RESPONSE:
The Company has revised the Exhibit Index in the Amendment to indicate that the Company had previously filed the Agreement as Exhibit 10.2 to its Quarterly Report on Form 10-Q as filed with the Commission on February 14, 2012.

Exhibit 5.1 Legal Opinion

COMMENT 8:
The legal opinion must opine on the laws of the state of organization of the company. Please have counsel revise the legal opinion to indicate that the opinion covers the laws of the State of Delaware.

RESPONSE	The Company has filed a revised opinion in response to the Staff’s comment as an exhibit to the Amendment.

Exhibit 10.18- Lincoln Park Purchase Agreement dated January 4, 2012

COMMENT 9:
In Section 12(i) of the Purchase Agreement, we note that the investor has the right to approve, prior to issuance any press release, SEC filing or any other public disclosure made by or on behalf of the company with respect to the investor or the Purchase Agreement, or other related matters. Further, we note that the failure of the company to “fully comply” with this provision constitutes a material adverse effect on the ability of the company to perform its obligations under the Purchase agreement, and that Section 10(e) of the Purchase Agreement defines an Event of Default to include the company’s breach of representation in the Purchase Agreement that could have a Material Adverse Effect. According to Section 10, in the event of an Event of Default to include the company is not permitted to sell and Lincoln Park is not permitted to purchase any share of stock pursuant to the Purchase Agreement. It therefore appears that Section 12(i) could permit Lincoln Park to delay acceptance of a put, and therefore that Lincoln Park may not be irrevocably bound to pay for and accept all shares under the Purchase Agreement. Please provide us with your analysis as to the impact Section 12(i) of the Purchase Agreement, including whether you have completed the private transaction you are registering for resale prior to the filing of the registration statement. See Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

RESPONSE:
Section 12(i) does not enable LPC to force the Company into an Event of Default since the power to fully comply or not comply with the provisions of Section 12(i) rests entirely with the Company.  Furthermore, the approval right set forth in Section 12(i) of the Purchase Agreement with respect to the issuance of a press release or other public disclosure relating to the Issuer or the transaction, is expressly subject to the following proviso: “provided, however, that the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure (including any filings with the SEC) with respect to such transactions as is required by applicable law and regulations so long as the Company and its counsel consult with the Investor in connection with any such press release or other public disclosure at least two (2) Business Days prior to its release” (emphasis added).   Accordingly, the Company has the unilateral power to issue a press release or makes any public disclosure it determines it is required to make without approval by LPC subject only to consultation, which is clearly outside the control of LPC.  LPC is therefore irrevocably bound and the private transaction is completed.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this response letter to me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris